EXHIBIT 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings To Fixed Charges

	For the Year Ended			Nine Months
	December 31,			Ended	Year Ended
				December 31,	March 31,
	2004	2003	2002	2001	2001

	(in millions)
Earnings:
Earnings (loss) before provision for income taxes	$(15.1)	$(14.3)	$(24.4)	$(40.5)	$(116.3)
Add: Total fixed charges	60.4	45.7	46.2	26.8	32.7

Total earnings before provision for income taxes	$45.3	$31.4	$21.8	$(13.7)	$(83.6)

Fixed Charges:
Interest expense	$42.8	$34.9	$36.3	$21.7	$28.9
Portion of rental expense representative of interest	17.6	10.8	9.9	5.1	3.8

Total Fixed Charges	$60.4	$45.7	$46.2	$26.8	$32.7

Ratio of Earnings to Fixed Charges	0.75	0.69	0.47	(0.51)	(2.56)

Footnote:

(a)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2004, 2003 and 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001. The deficiencies for those periods were $15.1 million, $14.3 million $24.4 million, $40.5 million and $116.3 million, respectively.